PROSPECTUS SUPPLEMENT NO. 1 (TO PROSPECTUS DATED DECEMBER 1, 2006)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-139051

GOLD RESOURCE CORPORATION
3,640,000 shares of Common Stock $0.001 par value

        This prospectus supplement supplements the risk factors and the selling shareholder information contained in the reoffer prospectus dated December 1, 2006 (the “Prospectus”) we filed in connection with a registration statement on Form S-8 to register shares of common stock reserved under our Non-qualified Stock Option and Stock Grant Plan. You should read this prospectus supplement in conjunction with the Prospectus. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with the Prospectus, including any amendments or supplements to it. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information provided by this prospectus supplement supersedes information contained in the Prospectus.

        These securities are speculative and involve a high degree of risk. See “Risk Factors” beginning at page 2.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 11, 2008

RISK FACTORS

        Investment in our common stock involves a high degree of risk and could result in a loss of your entire investment. Prior to making an investment decision, you should carefully consider all of the information in this prospectus and, in particular, you should evaluate the risk factors set forth below. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also impair our business operations. If we are unable to prevent events that have a negative effect from occurring, then our business may suffer.

Risks Relating to Our Company

        Since we are a new business with no operating history, investors have no basis to evaluate our ability to operate profitably.   We were organized in 1998 but have had no revenue from operations since our inception. Our activities to date have been limited to organizational efforts, raising financing, acquiring mining properties, conducting limited exploration and preparation for beginning production at the El Aguila Project. We have never produced gold or other metals and have received no revenue from operations to date. We face all of the risks commonly encountered by other new businesses, including the lack of an established operating history, need for additional capital and personnel, and intense competition. There is no assurance that our business plan will be successful. In particular, there can be no assurance that commercial production at our El Aguila Project will be achieved in the time frames estimated, at the rates and costs estimated, if at all.

        We have no proven or probable reserves, and the probability of an individual prospect having reserves is extremely remote. Therefore, in all likelihood, our properties do not contain any reserves, and any funds spent by us on exploration or development could be lost.   We have not established the presence of any proven or probable mineral reserves, as defined by the SEC, at any of our properties. The SEC has defined a “reserve” as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Any mineralized material discovered by us should not be considered proven or probable reserves.

        In order to demonstrate the existence of proven or probable reserves, it will first be necessary for us to continue exploration to demonstrate the existence of sufficient mineralized material with satisfactory continuity and then obtain a positive feasibility study. Exploration is inherently risky, with few properties ultimately proving economically successful. We do not intend to pursue additional exploration for the purpose of establishing proven or probable reserves.

        Establishing reserves requires a feasibility study demonstrating with reasonable certainty that the deposit can be economically extracted and produced. We have not completed a feasibility study with regard to all or a portion of any of our properties, nor do we intend to perform such feasibility study at this time.

        Since we have no proven or probable reserves, our investment in mineral properties is not reported as an asset in our financial statements which may have a negative impact on the price of our stock.   We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America and intend to report substantially all exploration and construction expenditures as expenses until we are able to establish proven or probable reserves. If we are able to establish proven or probable reserves, we would report development expenditures as an asset subject to future amortization using the units-of-production method. Since it is uncertain when, if ever, we will establish proven or probable reserves, it is uncertain whether we will ever report these expenditures as an asset. Accordingly, our financial statements report fewer assets and greater expenses than would be the case if we had proven or probable reserves, which could have a negative impact on our stock price.

        We are dependent upon receipt of additional working capital to fund our business plan.   We may require additional capital for exploration of one or more of our existing properties, or acquisition of additional properties. Subject to obtaining all required permits and regulatory approvals, we may require additional capital in addition to the funds recently raised in our private placement to fund the construction of the El Aguila Project. This work is anticipated to entail construction of a mill as well as other improvements to the property and we will be required to hire additional staff. In addition, we will require additional working capital to continue to fund operations pending sale of any gold or other metals.

        If we are unable to achieve gold and silver production levels anticipated from our El Aguila Project, our financial condition and results of operation will be adversely affected.   We anticipate proceeding with the construction of the El Aguila Project based on estimates of mineralized material identified in our drilling program and estimates of gold and silver recovery based on testwork developed during our scoping study. However, sales of gold and silver, if any, that we realize from future mining activity will be less than anticipated if the mined material does not contain the concentration of gold and silver predicted by our geological exploration and if the recoveries are less than predicted in our testwork. This risk may be increased since we have not sought or obtained a feasibility study or reserve report with regard to any of our properties. If sales of gold and silver are less than anticipated, we may not be able to recover our investment in our property and our operations may be adversely affected. There is no assurance that mineral recoveries in small scale laboratory tests will be duplicated in actual mining conditions.

        Should we successfully commence mining operations at our El Aguila Project, our ability to remain profitable long-term will depend on our ability to identify, explore, and develop additional properties.   Gold and silver properties are wasting assets. They eventually become depleted or uneconomical to continue mining. The acquisition of gold and silver properties and their exploration and development are subject to intense competition. Companies with greater financial resources, larger staff, more experience and more equipment for exploration and development may be in a better position than us to compete for such mineral properties. If we are unable to find, develop, and economically mine new properties, we most likely will not be able to be profitable on a long term basis.

        The construction of our proposed mine and mill will be subject to all of the risks inherent in construction.   These risks include potential delays, cost overruns, shortages of material or labor, construction defects, and injuries to persons and property. We have retained Lyntek, Inc. of Denver, Colorado as a consultant to act as our general contractor for construction of the mill. We expect that Lyntek will engage a combination of American and Mexican subcontractors and material suppliers in connection with the project. While we anticipate taking all measures which we deem reasonable and prudent in connection with construction of the mill, there is no assurance that the risks described above will not cause delays or cost overruns in connection with such construction. Any delay would postpone our anticipated receipt of revenue and adversely affect our operations. Cost overruns would likely require that we obtain additional capital in order to commence production. Any of these occurrences may adversely affect our ability to generate revenues and the price of our stock.

        Our operations are subject to permitting requirements which could require us to delay, suspend or terminate our operations.   Our operations, including our ongoing exploration drilling program and proposed production plan at the El Aguila Project, require permits from the Mexican government. We may be unable to obtain these permits in a timely manner, on reasonable terms, or at all. If we cannot obtain or maintain the necessary permits, or if there is a delay in receiving these permits, our timetable and business plan for exploration of our property or commercial production will be adversely affected.

        Our properties are located in Mexico and are subject to changes in political conditions and regulations in that country. Our existing properties are located in Mexico. In the past, Mexico has been subject to political and social instability, changes and uncertainties which may cause changes to existing government regulations affecting mineral exploration and mining activities. Civil or political unrest could disrupt our operations at any time. Our mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing governmental regulations relating to the mining industry or shifts in political conditions that increase the costs related to our activities or maintaining our properties. Finally, Mexico’s status as a developing country may make it more difficult for us to obtain required financing for our project.

        Our business operations may be adversely affected by social and political unrest in Oaxaca. The property which we are currently exploring for mineralization is located in the State of Oaxaca, Mexico. Oaxaca City, the capital of the State of Oaxaca, experienced a period of social and political unrest in 2006. Certain civilian groups seeking political reform staged protests and demonstrations in various locations in Oaxaca City, including schools, government offices and major roadways. Although our property is roughly a 90 minute drive from Oaxaca City and the civil disturbances appear to have dissipated, these events may still negatively impact our business operations if Oaxaca experiences another such event. Our exploration program may be interrupted if we are unable to hire qualified personnel or if we are denied access to the site where our property is located. We may also be required to make additional expenditures to provide increased security in order to protect property or personnel located at our exploration site. Significant delays in exploration or increases in expenditures will likely have a material adverse affect on our financial condition and results of operations.

        Our ability to continue exploration and extract any minerals that we discover is subject to payment of concession fees and if we fail to make these payments, we may lose our interest in the properties.   Mining concessions in Mexico are subject to payment of concession fees to the federal government or lease payments to the owner of the concessions. The payments are based on the size of the property we are exploring. Our failure or inability to pay the concession fees to the government may cause us to lose our interest in one or more of our properties.

        Our primary exploration target is subject to a lease in favor of a third party which provides for royalties on production.   We lease our El Aguila property from a third party. Our lease for the El Aguila property is subject to a net smelter return royalty of 4% where production is sold in the form of gold/silver dorè and 5% where production is sold in concentrate form. The requirement to pay royalties to the owner of the concessions at our El Aguila property will reduce our profitability, if any, if we commence commercial production of gold or other precious metals.

        Our ability to develop our property is subject to the rights of the Ejido (local inhabitants) to surface use for agricultural purposes.   Our ability to mine minerals is subject to making satisfactory arrangements with the Ejido for access and surface disturbances. Ejidos are groups of local inhabitants who were granted rights to conduct agricultural activities on the property. We must negotiate and maintain a satisfactory arrangement with these inhabitants in order to disturb or discontinue their rights to farm. While we have successfully negotiated and signed such agreements to enable us to begin construction at the El Aguila Project, our inability to maintain these agreements could impair or impede our ability to successfully mine the properties.

        The volatility of the price of gold could adversely affect our future operations and, if warranted, our ability to develop our properties.   The commercial feasibility of our properties and our ability to raise funding to conduct continued exploration and development if warranted, is dependent on the price of gold and other precious metals. The price of gold may also have a significant influence on the market price of our common stock and the value of our properties. Our decision to put a mine into production and to commit the funds necessary for that purpose must be made long before the first revenue from production would be received. A decrease in the price of gold may prevent our property from being economically mined or result in the writeoff of assets whose value is impaired as a result of lower gold prices. The price of gold is affected by numerous factors beyond our control, including inflation, fluctuation of the United States Dollar and foreign currencies, global and regional demand, the sale of gold by central banks, and the political and economic conditions of major gold producing countries throughout the world. During the last five years, the average annual market price of gold has fluctuated between $364 per ounce and $696 per ounce, as shown in the table below. Although it is possible for us to protect some price fluctuations by hedging in certain circumstances, the volatility of mineral prices represents a substantial risk, which no amount of planning or technical expertise can eliminate.

2003 $364	2004 $406	2005 $445	2006 $604	2007 $696

        Competition in the mining industry is intense, and we have limited financial and personnel resources with which to compete.   Competition in the mining industry for desirable properties, investment capital and personnel is intense. Numerous companies headquartered in the United States, Canada and elsewhere throughout the world compete for properties on a global basis. We are an insignificant participant in the gold mining industry due to our limited financial and personnel resources. We may be unable to attract the necessary investment capital or personnel to fully explore and if warranted, develop our properties and be unable to acquire other desirable properties.

        An adequate supply of water may not be available to undertake mining and production at our property.   Water rights are owned by the Mexican nation and are administered by a Mexican government agency. This agency has granted water concessions to private parties throughout the area defined as the Oaxaca Hydrologic Basin, however there is no assurance that we will be granted such concessions. We have purchased water rights which we believe will be sufficient for our anticipated production needs. However, we have no assurance these water rights will continue to produce enough water for our activities. Accordingly, we may not have access to the amount of water needed to operate a mine at the property.

        Since most of our expenses are paid in Mexican pesos, and we anticipate selling any production from our properties in United States dollars, we are subject to adverse changes in currency values that will be difficult to prevent.   Our operations in the future could be affected by changes in the value of the Mexican peso against the United States dollar. At the present time, since we have no production, we have no plans or policies to utilize forward sales contracts or currency options to minimize this exposure. If and when these measures are implemented, there is no assurance they will be cost effective or be able to fully offset the effect of any currency fluctuations.

        Our activities in Mexico are subject to significant environmental regulations, which could raise the cost of doing business.   Mining operations are subject to environmental regulation by SEMARNAT, the environmental protection agency of Mexico. Regulations require that an environmental impact statement, known in Mexico as a Manifiestacion de Impacto Ambiental, be prepared by a third party contractor for submission to SEMARNAT. Studies required to support this impact statement include a detailed analysis of many subject areas, including soil, water, vegetation, wildlife, cultural resources and socio-economic impacts. We may also be required to submit proof of local community support for a project to obtain final approval. Significant environmental legislation exists in Mexico, including fines and penalties for spills, release of emissions into the air, seepage and other environmental damage.

        The nature of mineral exploration and production activities involves a high degree of risk and the possibility of uninsured losses.   Exploration for and the production of minerals is highly speculative and involves greater risk than many other businesses. Our operations are subject to all of the operating hazards and risks normally incident to exploring for and development of mineral properties, such as, but not limited to:

•	encountering unusual or unexpected formations;
•	environmental pollution;
•	personal injury, flooding and landslides;
•	variations in grades of ore;
•	labor disputes; and
•	decrease in the value of mineralized material due to lower gold and silver prices.

        We currently have no insurance to guard against any of these risks. All of these factors may result in losses in relation to amounts spent which are not recoverable.

        We depend upon a limited number of personnel and the loss of any of these individuals could adversely affect our business.   If any of our current employees, our principal consultant in Mexico or our principal financial consultant were to die, become disabled or leave the company, we would be forced to identify and retain individuals to replace them. Messrs. William, David and Jason Reid are our only full-time employees at this time. Jose Perez Reynoso is our consultant in Mexico who oversees our properties and operations. Frank L. Jennings is a financial consultant who provides services to us as chief financial officer. There is no assurance that we can find suitable individuals to replace them or to add to our employee base if that becomes necessary. We are entirely dependent on these individuals as our only personnel at this time. We have no life insurance on any individual at this time, and we may be unable to hire a suitable replacement for them on favorable terms, should that become necessary.

        In addition to our full-time employees and our manager in Mexico, we also engage approximately 20 people in Mexico through an outsourcing agency. We believe these individuals make important contributions to our company and there is no assurance we could replace them with equally as competent personnel.

        In the event of a dispute regarding title to our property or any facet of our operations, it will likely be necessary for us to resolve the dispute in Mexico, where we would be faced with unfamiliar laws and procedures.   The resolution of disputes in foreign countries can be costly and time consuming, similar to the situation in the United States. However, in a foreign country, we face the additional burden of understanding unfamiliar laws and procedures. We may not be entitled to a jury trial, as we might be in the United States. Further, to litigate in any foreign country, we would be faced with the necessity of hiring lawyers and other professionals who are familiar with the foreign laws. For these reasons, we may incur unforeseen losses if we are forced to resolve a dispute in Mexico or any other foreign country.

        While we presently believe that we have adequate internal controls over financial reporting, we will be required to evaluate our internal controls under Section 404 of the Sarbanes-Oxley Act of 2002 annually and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have a material adverse effect on the price of our common stock.   Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we have furnished a report by our management on internal controls for the fiscal year ended December 31, 2007. Such a report contains, among other matters, our assessment of the effectiveness of our internal controls over financial reporting, including a statement as to whether or not our internal controls are effective. This assessment must include disclosure of any material weaknesses in our internal controls over financial reporting identified by our management. While we believe our internal controls over financial reporting are effective as of the date of this prospectus, there is no assurance that we can retain that control in the future, as our business expands. In addition, our evaluation of the effectiveness of our internal controls will be subject to audit by our independent registered accountants in the future and there is no assurance that they will agree with our assessment. If we are unable to maintain the effectiveness of our controls, or if our accountants do not agree with our assessment in the future, investors could lose confidence in our financial reports and our stock price may decline.

        The laws of the State of Colorado and our Articles of Incorporation may protect our directors from certain types of lawsuits.   The laws of the State of Colorado provide that our directors will not be liable to us or our shareholders for monetary damages for all but certain types of conduct as directors of the company. Our Articles of Incorporation permit us to indemnify our directors and officers against all damages incurred in connection with our business to the fullest extent provided or allowed by law. The exculpation provisions may have the effect of preventing shareholders from recovering damages against our directors caused by their negligence, poor judgment or other circumstances. The indemnification provisions may require us to use our limited assets to defend our directors and officers against claims, including claims arising out of their negligence, poor judgment, or other circumstances.

Risks Related to Our Common Stock

        The sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.   Virtually all of our presently issued and outstanding common stock is registered with the SEC for resale by our shareholders. It is likely that market sales of large amounts of common stock (or the potential for those sales even if they do not actually occur) may cause the market price of our common stock to decline, which may make it difficult to sell our common stock in the future at a time and price which we deem reasonable or appropriate and may also cause you to lose all or a part of your investment.

        The exercise of outstanding options and future issuances of our common stock will dilute current shareholders and may reduce the market price of our common stock.   As of the date of this prospectus, we had outstanding options to purchase a total of 3,550,000 shares of our common stock, which if completely exercised, would dilute existing shareholders’ ownership by approximately 10%. Many of the outstanding options are exercisable at prices significantly below the current market price of our common stock as of July 10, 2008. If the market price of our stock remains at or above the exercise price, it is likely that these options will be exercised. Issuance of additional securities underlying outstanding options in the future will dilute the percentage interest of existing shareholders and may reduce the market price of our common stock.

        Since there is presently a limited trading market for our common stock, purchasers of our common stock may have difficulty selling their shares, should they desire to do so.   Due to a number of factors, including the lack of listing of our common stock on a national securities exchange, the trading volume in our common stock is limited. Our trading volume on the OTC Bulletin Board over the past three months has averaged approximately 140,000 shares per day. As a result, the sale of a significant amount of common stock by the selling shareholders may depress the price of our common stock and you may lose all or a portion of your investment.

        A small number of existing shareholders own a significant amount of our common stock, which could limit your ability to influence the outcome of any shareholder vote.   Our executive officers and directors beneficially own approximately 29% of our common stock as of the date of this prospectus. Under our Articles of Incorporation and Colorado law, the vote of a majority of the shares outstanding is generally required to approve most shareholder action. As a result, these individuals may be able to influence the outcome of shareholder votes for the foreseeable future, including votes concerning the election of directors, amendments to our Articles of Incorporation or proposed mergers or other significant corporate transactions. We have no existing agreements or plans for mergers or other corporate transactions that would require a shareholder vote at this time. However, shareholders should be aware that they may have limited ability to influence the outcome of any vote in the future.

        Since our common stock is not presently listed on a national securities exchange, trading in our shares will likely be subject to rules governing “penny stocks,” which will impair trading activity in our shares.   Our common stock may be subject to rules adopted by the SEC regulating broker-dealer practices in connection with transactions in penny stocks. Those disclosure rules applicable to penny stocks require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized disclosure document required by the SEC. These rules also require a cooling off period before the transaction can be finalized. These requirements may have the effect of reducing the level of trading activity in any secondary market for our common stock. Many brokers may be unwilling to engage in transactions in our common stock because of the added disclosure requirements, thereby making it more difficult for stockholders to dispose of their shares.

        A contract right allowing one of our largest shareholders the first opportunity to purchase any common stock offered by us in the future may result in a change in control.   Under the terms of an agreement entered into with one of our largest shareholders, we are obligated to offer this entity the first right to purchase our common stock in any future offering until August 2008. The holder of this right is Heemskirk Consolidated Limited. If Heemskirk exercises this right in connection with any future offering of our common stock, the percentage interest in our company owned by it could increase. This may result in a change in control and could allow Heemskirk the ability to influence the management or policies of our company. For example, if Heemskirk acquires enough stock to become the holder of a majority of our outstanding voting stock, it could elect the entire Board of Directors. Even if it does not acquire an absolute majority of our stock but increases its voting interest in the company, it could wage a proxy battle and influence who our Board of Directors nominates as directors in the future. These and other events could have the effect of changing the way that our company is operated.

        Our stock price may be volatile and as a result you could lose all or part of your investment.   In addition to volatility associated with over the counter securities in general, the value of your investment could decline due to the impact of any of the following factors upon the market price of our common stock:

•	Changes in the worldwide price for gold;
•	Disappointing results from our exploration efforts;
•	Failure to reach commercial production or producing at rates lower than those targeted;
•	Failure to meet our revenue or profit goals or operating budget;
•	Decline in demand for our common stock;
•	Downward revisions in securities analysts' estimates or changes in general market conditions;
•	Technological innovations by competitors or in competing technologies;
•	Investor perception of our industry or our prospects; and
•	General economic trends

In addition, stock markets have experienced extreme price and volume fluctuations and the market prices of securities have been highly volatile. These fluctuations are often unrelated to operating performance and may adversely affect the market price of our common stock. As a result, investors may be unable to resell their shares at a fair price.

        Issuances of our stock in the future could dilute existing shareholders and adversely affect the market price of our common stock.   We have the authority to issue up to 60,000,000 shares of common stock, 5,000,000 shares of preferred stock, and to issue options and warrants to purchase shares of our common stock without stockholder approval. Because our common stock is not currently listed on an exchange, we are not required to solicit shareholder approval prior to issuing large blocks of our stock. These future issuances could be at values substantially below the price paid for our common stock by our current shareholders. In addition, we could issue large blocks of our common stock to fend off unwanted tender offers or hostile takeovers without further stockholder approval. Because we believe that trading in our common stock will initially be limited, the issuance of our stock may have a disproportionately large impact on its price compared to larger companies.

        We have never paid dividends on our common stock and we do not anticipate paying any in the foreseeable future.   We have not paid dividends on our common stock to date, and we may not be in a position to pay dividends for the foreseeable future. Our ability to pay dividends will depend on our ability to successfully develop one or more properties and generate earnings from operations. Further, our initial earnings, if any, will likely be retained to finance our operations. Any future dividends will depend upon our earnings, our then-existing financial requirements and other factors, and will be at the discretion of our Board of Directors.

SELLING SHAREHOLDERS

        The selling shareholders named in this prospectus are offering all of the 3,640,000 shares offered through this prospectus. The shares offered by the selling shareholders consist of 3,400,000 shares which may be issued upon exercise of outstanding stock options and 240,000 shares of common stock that are currently outstanding and that may be sold from time to time.

        The following table provides, as of July 10, 2008, information regarding the beneficial ownership of our common stock held by each of the selling shareholders, including:

•	the number of shares owned by each selling shareholder prior to this offering;
•	the total number of shares that are to be offered by each selling shareholder;
•	the total number of shares that will be owned by each selling shareholder upon completion of the offering; and
•	the percentage of shares owned by each selling shareholder upon completion of the offering.

        Information with respect to beneficial ownership is based upon information obtained from the selling shareholders. Information with respect to “Number of Shares Beneficially Owned Prior to this Offering” includes the shares issuable upon exercise of the stock options held by the selling shareholders that are exercisable within 60 days of the date of this prospectus. The “Number of Shares that may be Offered” includes the shares that may be acquired by the selling shareholders pursuant to the exercise of stock options granted to the selling shareholders pursuant to our Plan. Information with respect to “Common Stock Beneficially Owned After the Offering” assumes the sale of all of the shares offered by this prospectus and no other purchases or sales of our common stock by the selling shareholders. The percentage of common stock to be owned upon completion of the offering is based on 34,346,952 shares of common stock outstanding as of July 10, 2008. Except as described below and to our knowledge, such selling shareholder beneficially owns and has sole voting and investment power over all shares.

        Because the selling shareholders may offer all, some or none of the shares pursuant to the offering contemplated by this prospectus, and because this offering is not being underwritten on a firm commitment basis, no estimate can be given as to the amount of common stock that will be held upon termination of this offering.

        The following table contains information for the selling shareholders offering 3,640,000 shares pursuant to the Plan:

Name of Selling	Number of Shares Beneficially		Number of Shares that		Common Stock Beneficially Owned After the Offering
Shareholder	Owned Prior to the Offering		may be Offered		Number		Percent (%)
William W. Reid(1)	4,760,806	(4)(5)	1,050,000	(4)	3,710,806	(5)	10.8%
David C. Reid(1)	4,404,039	(6)	850,000	(6)	3,554,039		10.3%
Bill Conrad(2)	572,500	(7)	572,500	(7)	0		*
William F. Pass	622,207		240,000		382,207		1.1%
Jason Reid(3)	1,319,000	(8)(9)	1,000,000	(8)	319,000	(9)	*

*	Less than 1%
(1)	Officer and director.
(2)	Director.
(3)	Officer.
(4)	Includes 1,050,000 shares underlying options which are exercisable as of the date of this prospectus.
(5)	Includes 1,534,200 shares owned by the reporting person's spouse, of which he disclaims beneficial ownership.
(6)	Includes 850,000 shares underlying options, which are exercisable as of the date of this prospectus.
(7)	Includes 500,000 shares underlying options, which are exercisable as of the date of this prospectus.
(8)	Includes 1,000,000 shares underlying options, which are exercisable as of the date of this prospectus
(9)	Includes 200,000 shares owned by the reporting person's spouse, of which he disclaims beneficial ownership.

        Each selling shareholder has purchased or will acquire our common stock for investment and with no present intention of distributing or reselling such shares unless registered for resale. However, in recognition of the fact that holders of restricted securities may wish to be legally permitted to sell their shares when they deem appropriate, we have filed a Form S-8 registration statement with the SEC of which this prospectus forms a part with respect to the resale of the shares from time to time in the over the counter market or in privately negotiated transactions. Sales of shares under this prospectus by the selling shareholders, and any other person with whom he or she is acting in concert for the purpose of selling our common stock, must not exceed, in any three-month period, the amount specified in Rule 144(e) promulgated under the Securities Act.

        Certain of the selling shareholders, their associates and affiliates may from time to time perform services for our company or its subsidiaries in the ordinary course of business.